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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-49685
CUSIP NUMBER 088618-10-3

                                                      NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-KSB   [  ]  Form 20-F    [  ]  Form 11-K   [X]  Form 10-QSB   [  ]  Form N-SAR

For Period Ended: November 30, 2007

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Bi-Optic Ventures Inc. - Full Name of Registrant
__________________________________________________________________________________________________________ Former Name if Applicable
1030 West Georgia Street, Suite #1518 - Address of Principal Executive Office (Street and Number)
Vancouver, British Columbia, Canada V6E 2Y3 - City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or

      Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Preparation of financial statements in USGAAP was time-consuming and left little time for drafting of text of the form.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Harry Chew, President/Director               604                           689-2646        -

                      (Name)                             (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

      Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

      If answer is no, identify report(s).   [X] Yes  [  ]  No _______________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?

      [  ] Yes     [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__________________________________________

                     Bi-Optic Ventures Inc.                   -

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 15, 2008

By:  /s/ Harry Chew

Harry Chew, Co-chairman, Chief Financial Officer